UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42473

LOGPROSTYLE INC.

3-6-23 Kitaaoyama

Minato-ku, Tokyo 107-0061, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 22, 2025, the Board of Directors of Logprostyle Inc. (the “Company”) announced its financial and operational results for the half year ended September 30, 2025.

A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. The information contained in any website is not a part of this report on Form 6-K.

A copy of the unaudited financial statements as at and for the six months ended September 30, 2025 and Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the six months ended September 30, 2025 are attached hereto as Exhibits 99.2 and 99.3.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release dated December 22, 2025
99.2	Unaudited Interim Consolidated Financial Statements of LogProstyle Inc. as at and for the six months ended September 30, 2025
99.3	Unaudted Management’s Discussion and Analysis of Financial Condition and Results of Operations of LogProstyle as at and for the six months ended September 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOGPROSTYLE INC.

Date: December 22, 2025	By:	/s/ Yasuyuki Nozawa
Yasuyuki Nozawa
Chief Executive Officer, President, and Representative